UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                            Axent Technologies, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                    05459C108
                                    ---------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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CUSIP NO.    05459C108             13G



1.    Name of Reporting Person            General Atlantic Partners II, L.P.
      S.S. or I.R.S. Identification
      No. of Above Person


2.    Check the Appropriate Box                                          (a) [ ]
      if a Member of a Group                                             (b) [ ]


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                  Delaware


Number of Shares      (5)     Sole Voting Power                    944,991

Beneficially          (6)     Shared Voting Power                  0

Owned by Each         (7)     Sole Dispositive Power               944,991

Reporting Person      (8)     Shared Dispositive Power             0



9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            944,991


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11.   Percent of Class Represented by Amount in Row 9                9.5  %



12.   Type of Reporting Person                        PN




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                                                    Page 3 of 5 pages




CUSIP NO.    05459C108             13G

ITEM 1.

     (A)    NAME OF ISSUER
            --------------
            Axent Technologies, Inc.

     (B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            -----------------------------------------------
            2400 Research Boulevard
            Suite 200
            Rockville, Maryland 20850


ITEM 2.

     (A)    NAMES OF PERSONS FILING
            -----------------------
            General Atlantic Partners II, L.P. (the "Reporting Person")

     (B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE
            -----------------------------------------------
            c/o General Atlantic Service Corporation
            3 Pickwick Plaza
            Greenwich, CT 06830

     (C)    CITIZENSHIP
            -----------
            Delaware

     (D)    TITLE OF CLASS SECURITIES
            -------------------------
            Common Stock, par value $.02 per share (the "Shares")

     (E)    CUSIP NUMBER
            ------------
            05459C108


ITEM 3.     This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b).


ITEM 4. As of December 31, 1996, the Reporting Person owned of record 944,991 Shares, or 9.5%, of the issued and outstanding Shares. The general partner of the Reporting Person is General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"). The managing






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                                                    Page 4 of 5 pages




CUSIP NO.    05459C108             13G

            members of GAP are Steven A. Denning, David C. Hodgson, Stephen
            P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford (collectively, the "GAP Managing Members").


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            --------------------------------------------
            Not applicable.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
            ---------------------------------------------------------------
            See Item 4.


ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            ---------------------------------------------------------------
            THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            ------------------------------------------------------------
            Not applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            ---------------------------------------------------------
            See Item 4.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            ------------------------------
            Not applicable.


ITEM 10.    CERTIFICATION
            -------------
            Not applicable.




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                                                    Page 5 of 5 pages




CUSIP NO.    05459C108             13G



                                   SIGNATURES


            After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      GENERAL ATLANTIC PARTNERS II, L.P.

                      By:     GENERAL ATLANTIC PARTNERS, LLC
                              its General Partner



                              By:    /s/ Stephen P. Reynolds
                                    -----------------------------------
                                    Stephen P. Reynolds,
                                    a Managing Member